Teledyne Technologies Incorporated
Conflict Minerals Report
Calendar Year Ending December 31, 2013
May 29, 2014
Pursuant to Section 13(p) under the Securities Exchange Act of 1934, as amended, and related rules and guidance promulgated by the Securities and Exchange Commission (the “SEC”), including the SEC’s Statement dated April 29, 2014 (the “Conflict Minerals Rule”), if columbite-tantalite (tantalum), casserite (tin), gold or wolframite (tungsten) (“conflict minerals”) are necessary to the functionality or production of a product manufactured by a registrant or contracted by the registrant to be manufactured, the registrant must conduct in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).
This Conflict Minerals Report (this “Report”) (1) describes the reasonable country of origin inquiry and subsequent due diligence efforts undertaken by Teledyne Technologies Incorporated (the “Company”) to determine whether in the 2013 calendar year the conflict minerals necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured originated in the Covered Countries and (2) provides additional disclosure required by the Conflict Minerals Rule.
After the reasonable country of origin inquiry the Company had reason to believe that its necessary conflict minerals may have originated in the Covered Countries and had reason to believe that they may not be from recycled or scrap sources. In accordance with the Conflict Minerals Rule, the Company conducted due diligence on the source and chain of custody of those conflict minerals. The due diligence approach followed by the Company is intended to meet the criteria set forth in the Organization for Economic Co-operation and development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.
As part of the Company’s due diligence efforts, the Company adopted a statement on Conflict Minerals which is attached to this Report as Appendix A.
Due to the wide variety and high mix of products manufactured and sold by the Company, the Company conducted its due diligence with its direct suppliers. The Company conducted a survey of each of the Company’s business units to determine which suppliers on the Company’s approved vendor list are likely to supply products or components that contain conflict minerals (each a “Conflict Mineral Supplier”), the type of components or products provided by each Conflict Mineral Supplier, the annual spend of the business unit with each Conflict Mineral Supplier and the contact information for each Conflict Mineral Supplier. In cases where the Conflict Mineral Supplier is a distributor, the Company tried to also identify the manufacturer of the product or component containing conflict minerals, to the extent known.
Over 1,500 potential Conflict Mineral Suppliers were identified as a result of the Company’s survey. The Company attempted to contact all of its Conflict Mineral Suppliers and provide each with a copy of the Company’s Statement on Conflict Minerals, a conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC-GeSI) and instructions on how to complete the EICC-GeSI reporting template. The EICC-GeSI conflict minerals reporting template is a standardized reporting template developed by the Conflict-Free Sourcing Initiative (a coalition of leading electronics, manufacturing and technology companies and organizations) that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. Conflict Minerals Suppliers were instructed to return a completed EICC-GeSI reporting template to the Company within a certain time period after receipt.

The Company then exercised due diligence on the source and chain of custody of conflict minerals from these Conflict Minerals Suppliers. The due diligence included a review of the EICC-GeSI reporting templates as well as other measures explained below. Completed EICC-GeSI reporting templates were reviewed by the Company in part manually and in part using third party software. The Company manually reviewed any responses from Conflict Minerals Suppliers that were returned without a completed EICC-GeSI template. The Company then conducted a “red flag review” of the responses, including the returned EICC-GeSI reporting templates, to identify Conflict Mineral Suppliers that either (1) indicated in their response that their products or components contained conflict minerals that originated in a Covered Country or (2) returned a completed EICC-GeSI reporting template that listed a smelter having a mine location in a Covered Country. Any such response was flagged for follow up. The purpose of the follow up was to confirm the information in the response, to determine the type of products or components manufactured by the Conflict Minerals Supplier that contained conflict minerals from a Covered Country and to determine whether any of those products or components was supplied to the Company.
In addition, the Company selected those Conflict Minerals Suppliers with which the Company spends in excess of one million dollars per fiscal year (“Top Conflict Minerals Suppliers”) for enhanced scrutiny. Given the large number of Conflict Minerals Suppliers used by the Company, the Company limited its additional due diligence efforts to Top Conflict Mineral Suppliers because it believed that such vendors would likely account for a substantial portion of the Company’s overall expenditures on products and components that contained conflict minerals. The Company based this determination in part on statistics for fiscal year 2012 (the year preceding the calendar year of the Company’s due diligence inquiry) which indicated that vendors with which the Company spent in excess of one million dollars accounted for approximately 72% of the Company’s total annual expenditures with vendors for products and components. Each response from a Top Conflict Mineral Supplier was reviewed manually for red flags and Top Conflict Minerals Suppliers that failed to provide a response or that provided a materially incomplete response (other than distributors that took the position that they were not subject to the Conflict Minerals Rule) were subject to additional follow up communications in an attempt to obtain a completed response. The Company determined that a process that focused on these Top Conflict Minerals Suppliers for additional review, together with the red flag review of all Conflict Minerals Suppliers that provided a response, constituted good faith due diligence on the source and chain of custody of the Company’s conflict minerals.
Based on this due diligence effort, the Company was unable to determine with reasonable assurance the country of origin of the conflict minerals used in its products or the facilities (i.e., the smelter or refinery) used to process the conflict minerals used in its products for the 2013 calendar year. This was due to, among other factors, the relatively low response rate of Conflict Minerals Suppliers that provided completed EICC-GeSI reporting templates and the inability of the Company to confirm whether conflict minerals identified by Conflict Mineral Suppliers as originating from a specific country or smelter were contained in products or components supplied by those Conflict Minerals Suppliers to the Company. The reasonable country of origin inquiry and due diligence process explained above represent our efforts to determine the mines or location of origin of the Company’s necessary conflict minerals with the greatest possible specificity.
The Company seeks to improve its commitment to responsible sourcing and is taking steps to mitigate the risk that the conflict minerals necessary to the functionality or production of the Company’s products benefit armed groups in the Covered Countries, including steps to improve our due diligence. In 2014, the Company added a clause to its general terms and conditions of purchase requiring suppliers to establish policies, due diligence frameworks, and management systems consistent with the OECD guidance to identify conflict minerals from Covered Countries and to provide information on conflict minerals that is requested by the Company in order to comply with its conflict minerals reporting requirements. The Company also intends to explore the expanded use of third party information technology tools and consultants and to better utilize its internal audit function in order to improve the effectiveness of its conflict minerals due diligence efforts.
In accordance with the Conflict Minerals Rule, a copy of this Report will be posted on the Company’s website at http://teledyne.com/aboutus/ethics.asp.

APPENDIX A
COMPANY STATEMENT ON CONFLICT MINERALS

Teledyne Technologies Incorporated, including its subsidiaries and business units (“Teledyne”), is committed to responsible sourcing from its suppliers and expects its suppliers to have policies and procedures in place to determine whether parts and products supplied to Teledyne are DRC conflict-free (i.e., do not contain metals derived from “conflict minerals”). Conflict minerals are columbite-tantalite (tantalum), cassiterite (tin), gold, wolframite (tungsten), or their derivatives that directly or indirectly finance or benefit armed groups through mining or mineral trading in the Democratic Republic of the Congo or an adjoining country. Teledyne expects its suppliers to establish policies, due diligence frameworks and management systems consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas that are designed to accomplish this goal.